Exhibit 21.1

NETCLASS TECHNOLOGY INC

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
DRAGONSOFT GROUP CO., LIMITED	Hong Kong SAR
NetClass International Limited	Hong Kong SAR
Shanghai Zhima information Technology Co., Ltd.	People’s Republic of China
Shanghai Netwide Enterprise Management Co., Ltd.	People’s Republic of China
Shanghai NetClass Information Technology Co., Ltd.	People’s Republic of China
NetClass Training (Shanghai) Co., Ltd.	People’s Republic of China
Shanghai Chuangyuan Education Technology Co., Ltd.	People’s Republic of China
Shanghai NetClass Enterprise Management Co., Ltd.	People’s Republic of China
Shanghai NetClass Human Resource Co., Ltd.	People’s Republic of China
NetClass Data PTE. Ltd.	Singapore
NetClass International PTE. Ltd.	Singapore
NovaSolutions Company Limited	Japan